EXHIBIT 99.9

CONSENT OF M. PITTUCK

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated September 13, 2007 entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Twangiza Report”);

2.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”);

3.

Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”); and

4.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Twangiza Report, the Namoya Report and the Kamituga Report.

Date: May 2, 2008

/s/ Martin F. Pittuck Name: Martin F. Pittuck Title: Principal Resource Geologist, SRK Consulting UK Limited